Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Three Months Ended March 31, 2005

Income before provision for income taxes	$ 2,536
Minority interest	613
Equity in earnings of unconsolidated businesses	(193)
Dividends from unconsolidated businesses	15
Interest expense	561
Portion of rent expense representing interest	133
Amortization of capitalized interest	27

Income, as adjusted	$ 3,692

Fixed charges:
Interest expense	$ 561
Portion of rent expense representing interest	133
Capitalized interest	60
Preferred stock dividend requirement	2

Fixed charges	$ 756

Ratio of earnings to fixed charges	4.88